UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant to Rules 13d-1(b), (c) and (d) and

Amendments Thereto Filed Pursuant to Rule 13d-2

(Amendment No. 2)*

News Corporation

(Name of Issuer)

Class B Common Stock

(Title of Class of Securities)

65249B 208

(CUSIP Number)

December 31, 2021

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 65249B 208

1	NAMES OF REPORTING PERSONS Cruden Financial Services LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 76,655,870*
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 76,655,870*
	8	SHARED DISPOSITIVE POWER -0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 76,655,870 (all of which are owned directly by the Murdoch Family Trust)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐ Not applicable.
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 38.6% - See Item 4
12	TYPE OF REPORTING PERSON* OO

*	Cruden Financial Services LLC is the sole trustee of the Murdoch Family Trust, the owner of the securities.

CUSIP No. 65249B 208

1	NAMES OF REPORTING PERSONS Murdoch Family Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 76,655,870*
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 76,655,870*
	8	SHARED DISPOSITIVE POWER -0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 76,655,870*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐ Not applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 38.6% - See Item 4
12	TYPE OF REPORTING PERSON* OO

*	The Murdoch Family Trust acts through its trustee, Cruden Financial Services LLC.

CUSIP No. 65249B 208

1	NAMES OF REPORTING PERSONS K. Rupert Murdoch
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,009,446
	6	SHARED VOTING POWER 76,655,870*
	7	SOLE DISPOSITIVE POWER 1,009,446
	8	SHARED DISPOSITIVE POWER 76,655,870*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 77,665,316
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐ Not applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 39.1% - See Item 4
12	TYPE OF REPORTING PERSON* IN

*	Represents Shares owned by the Murdoch Family Trust, which acts through its trustee, Cruden Financial Services LLC. See Item 4.

Explanatory Note

This Amendment No. 2 amends and restates in its entirety the Schedule 13G filed on July 8, 2013, as amended on February 13, 2015, relating to shares of Class B common stock, par value $.01 per share, of News Corporation.

Item 1(a)	Name of Issuer:

News Corporation

Item 1(b)	Address of Issuer’s Principal Executive Offices:

1211 Avenue of the Americas

New York, NY 10036

Item 2(a)	Name of Person Filing:

Cruden Financial Services LLC

Murdoch Family Trust

K. Rupert Murdoch

Item 2(b)	Address of Principal Business Office or, if none, Residence:

Cruden Financial Services LLC

c/o McDonald Carano Wilson LLP

100 W. Liberty Street

10th Floor

Reno, NV

89501

Murdoch Family Trust

c/o McDonald Carano Wilson LLP

100 W. Liberty Street

10th Floor

Reno, NV

89501

K. Rupert Murdoch

c/o News Corporation

1211 Avenue of the Americas

New York, New York 10036

Item 2(c)	Citizenship:

Cruden Financial Services LLC is formed under the laws of Delaware.

Murdoch Family Trust is governed by the laws of Nevada.

Mr. Murdoch is a United States citizen.

Item 2(d)	Title of Class of Securities:

News Corporation Class B Common Stock (“Shares”).

Item 2(e)	CUSIP No.:

65249B 208

Item 3	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4	Ownership:

A. Cruden Financial Services LLC

(a) Amount beneficially owned: 76,655,870

(b) Percent of class: 38.6% - see below

(c) Number of shares as to which such person has:

(i) Sole power to vote or direct the vote: 76,655,870*

(ii) Shared power to vote or direct the vote: -0-

(iii) Sole power to dispose or direct the disposition: 76,655,870*

(iv) Shared power to dispose or direct the disposition: -0-

*	Cruden Financial Services LLC is the sole trustee of the Murdoch Family Trust, the owner of the securities.

B. Murdoch Family Trust

(a) Amount beneficially owned: 76,655,870

(b) Percent of class: 38.6% - see below

(c) Number of shares as to which such person has:

(i) Sole power to vote or direct the vote: 76,655,870*

(ii) Shared power to vote or direct the vote: -0-

(iii) Sole power to dispose or direct the disposition: 76,655,870*

(iv) Shared power to dispose or direct the disposition: -0-

*	The Murdoch Family Trust acts through its trustee, Cruden Financial Services LLC.

C. K. Rupert Murdoch

(a) Amount beneficially owned: 77,665,316

(b) Percent of class: 39.1% - see below

(c) Number of shares as to which such person has:

(i) Sole power to vote or direct the vote: 1,009,446

(ii) Shared power to vote or direct the vote: 76,655,870*

(iii) Sole power to dispose or direct the disposition: 1,009,446

(iv) Shared power to dispose or direct the disposition: 76,655,870*

*	Represents Shares owned by the Murdoch Family Trust which acts through its trustee, Cruden Financial Services LLC.

As of December 31, 2021, Cruden Financial Services was the beneficial owner of 76,655,870 Shares, constituting approximately 38.6% of the total number of outstanding Shares at such date. All of the 76,655,870 Shares beneficially owned by Cruden Financial Services are also beneficially owned by the Murdoch Family Trust. Cruden Financial Services has the power to vote and to dispose or direct the vote and disposition of the Shares owned by the Murdoch Family Trust. Cruden Financial Services, the sole trustee of the Murdoch Family Trust, is a Delaware limited liability company with six directors.

As of December 31, 2021, the Murdoch Family Trust was the beneficial owner of 76,655,870 Shares, constituting approximately 38.6% of the total number of outstanding Shares at such date. The Murdoch Family Trust is a trust governed by Nevada law whose trustee is Cruden Financial Services. Cruden Financial Services, as sole trustee, has the power to vote and to dispose or direct the vote and disposition of the Shares owned by the Murdoch Family Trust.

As of December 31, 2021, K. Rupert Murdoch was the beneficial owner of 77,665,316 Shares, constituting approximately 39.1% of the total number of outstanding Shares at such date. Of the 77,665,316 Shares beneficially owned by K. Rupert Murdoch, 76,655,870 of such Shares are directly owned by the Murdoch Family Trust. Cruden Financial Services has the power to vote and to dispose or direct the vote and disposition of the Shares owned by the Murdoch Family Trust. As a result of Mr. Murdoch’s ability to appoint certain members of the board of directors of Cruden Financial Services, the corporate trustee of the Murdoch Family Trust, Mr. Murdoch may be deemed the beneficial owner of the Shares beneficially owned by the Murdoch Family Trust. Mr. Murdoch, however, disclaims any beneficial ownership of such Shares.

Item 5	Ownership of Five Percent or Less of a Class:

Not applicable.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person:

Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not applicable.

Item 8	Identification and Classification of Members of the Group:

Not applicable.

Item 9	Notice of Dissolution of Group:

Not applicable.

Item 10	Certification:

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 to Schedule 13G is true, complete and correct.

Date: February 7, 2022

CRUDEN FINANCIAL SERVICES LLC

	By:	/s/ Arthur M. Siskind
Name: Arthur M. Siskind
Title: Vice President
Date: February 7, 2022
MURDOCH FAMILY TRUST

	By:	/s/ Arthur M. Siskind
Cruden Financial Services LLC, Trustee
Name: Arthur M. Siskind
Title: Vice President
Date: February 7, 2022
	Name:	/s/ K. Rupert Murdoch
K. Rupert Murdoch